Exhibit 99.1

Consolidated Balance Sheets
(Unaudited, Expressed in thousands of US dollars)

	Note		As at September 30, 2008	As at December 31, 2007
ASSETS			$	$
Current assets:
Cash and cash equivalents	5		153,270	113,265
Gold bullion (market value $153,641; December 31, 2007: $129,193)	6		70,191	53,982
Receivables and other current assets	14		65,810	77,221
Inventories	7		86,112	89,230
Future income tax asset			527	-
			375,910	333,698
Other long-term assets			114,208	88,416
Working interests			135,705	112,478
Royalty interests			31,280	34,835
Mining assets			1,011,615	1,023,961
Exploration and development			211,850	225,473
Goodwill			361,648	361,648
Other intangible assets			12,809	15,103
			2,255,025	2,195,612
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities			136,048	127,672
Dividends payable			-	17,625
Current portion of long-term liabilities			24,238	32,430
			160,286	177,727
Long-term liabilities:
Long-term debt	8		5,483	5,696
Future income and mining tax liability			163,818	157,956
Asset retirement obligations			71,750	77,506
Accrued benefit liability			6,393	6,360
Long-term portion of forward sales liability			-	10,472
			247,444	257,990
Non-controlling interest			11,050	8,579
Shareholders’ equity:
Common shares	9	(a)	1,656,395	1,633,119
Contributed surplus			36,983	20,034
Warrants	9	(f)	-	24,391
Retained earnings			136,046	49,553
Accumulated other comprehensive income	10		6,821	24,219
			1,836,245	1,751,316
			2,255,025	2,195,612

Commitments and contingencies (note 13)
Subsequent events (note 17)

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Consolidated Statements of Earnings
(Unaudited, Expressed in thousands of US dollars, except per share amounts)

	Note	Three months ended September 30,		Nine months ended September 30,
		2008	2007	2008	2007
		$	$	$	$
Revenues		226,927	170,221	659,977	483,885
Expenses:
Mining costs, excluding depreciation, depletion and amortization	11	123,411	105,826	351,694	312,308
Depreciation, depletion and amortization		40,691	27,044	128,583	79,518
		164,102	132,870	480,277	391,826
		62,825	37,351	179,700	92,059
Earnings from working interests		2,485	4,923	22,566	17,520
		65,310	42,274	202,266	109,579
Other:
Corporate administration		11,714	8,521	30,290	23,688
Exploration		8,405	4,714	24,365	18,706
Impairment charges	12	4,566	-	4,566	93,725
Interest expense		66	230	213	1,156
Foreign exchange		(900)	429	882	1,211
Non-hedge derivative loss (gain)	13	1,154	(1,236)	173	(752)
Other income		(447)	(2,065)	(8,791)	(3,549)
		24,558	10,593	51,698	134,185
Non-controlling interest		827	359	2,471	760
		25,385	10,952	54,169	134,945
Earnings (loss) before income and mining taxes		39,925	31,322	148,097	(25,366)
Income and mining taxes:
Current taxes		22,652	6,927	54,295	24,759
Future taxes		(1,576)	4,868	7,309	433
		21,076	11,795	61,604	25,192
Net earnings (loss)		18,849	19,527	86,493	(50,558)
Weighted average number of common shares outstanding (in thousands)	9
Basic		295,637	293,404	295,356	293,083
Diluted		295,775	294,040	295,564	293,083
Basic and diluted net earnings (loss) per share	9	0.06	0.07	0.29	(0.17)

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Consolidated Statements of Shareholders’ Equity
(Unaudited, Expressed in thousands of US dollars)

	Note	Three months ended September 30,		Nine months ended September 30,
		2008	2007	2008	2007
COMPREHENSIVE INCOME		$		$
Net earnings (loss)		18,849	19,527	86,493	(50,558)
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment
Unrealized gain (loss) on translating financial statements of net investment in self-sustaining foreign operations		(7,049)	11,800	(14,042)	26,863
Change in unrealized gains (losses) on available-for-sale financial assets
Unrealized losses on available-for-sale financial assets		(3,560)	(821)	(3,926)	(4,627)
Income tax impact		440	208	570	488
		(3,120)	(613)	(3,356)	(4,139)
Reversal of unrealized gains (losses) following the sale of available-for- sale financial assets
Unrealized losses on available-for-sale financial assets		-	1,620	-	1,620
Income tax impact		-	(181)	-	(181)
		-	1,439	-	1,439
Total other comprehensive income (loss), net of tax	10	(10,169)	12,626	(17,398)	24,163
Comprehensive income (loss)		8,680	32,153	69,095	(26,395)

RETAINED EARNINGS		$	$	$	$
Retained earnings, beginning of period		117,197	38,953	49,553	109,038
Net earnings (loss)		18,849	19,527	86,493	(50,558)
Retained earnings, end of period		136,046	58,480	136,046	58,480

CONTRIBUTED SURPLUS		$	$	$	$
Contributed surplus, beginning of period		12,766	19,674	20,034	19,153
Stock-based compensation	9(e)	657	765	1,595	2,560
Transfer of fair value of exercised options		(831)	(636)	(9,037)	(1,910)
Transfer of fair value of expired warrants	9(f)	24,391	-	24,391	-
Contributed surplus, end of period		36,983	19,803	36,983	19,803

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited, Expressed in thousands of US dollars)
	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	$	$	$	$
Operating activities:
Net earnings (loss)	18,849	19,527	86,493	(50,558)
Disbursement to defined benefit plans	(45)	(17)	(84)	(2,088)
Disbursement to asset retirement obligations	(2,479)	(123)	(6,379)	(246)
Items not affecting cash:
Earnings from working interests	(2,485)	(4,923)	(22,566)	(17,520)
Depreciation, depletion and amortization	40,691	27,044	128,583	79,518
Impairment charges	4,566	-	4,566	93,725
Amortization of forward sales liability	(4,510)	(10,309)	(13,281)	(28,917)
Future income and mining taxes	(1,576)	4,868	7,309	433
Stock-based compensation	657	765	1,595	2,560
Non-hedge derivative loss (gain)	1,154	(1,236)	173	(752)
Gain on sales of assets	(606)	-	(1,908)	(75)
Unrealized foreign exchange losses (gains)	680	(3)	4	822
Accretion expenses – asset retirement obligations	1,498	405	3,908	3,189
Future benefit expense	197	90	609	238
Non-controlling interest	827	359	2,471	760
Change in non-cash working capital	14,243	(6,659)	(2,230)	(20,587)
	71,661	29,788	189,263	60,502
Investing activities:
Mining assets	(51,386)	(21,971)	(111,027)	(61,254)
Exploration and development	(2,260)	(3,371)	(7,599)	(18,280)
Long-term ore stockpiles	(5,069)	-	(13,517)	-
Investments	(125)	(6,600)	(5,230)	(6,603)
Restricted cash	-	-	(6,755)	-
Other assets	(820)	3,532	(778)	3,650
Proceeds from sale of assets	1,223	12,957	3,062	13,604
	(58,437)	(15,453)	(141,844)	(68,883)
Financing activities:
Proceeds from loan	-	-	-	7,500
Repayment of long-term debt	-	(3,678)	(4,027)	(33,050)
Issue of common shares, net of issue costs	77	2,347	14,238	4,493
Dividends paid	-	-	(17,625)	(17,570)
	77	(1,331)	(7,414)	(38,627)
Increase (decrease) in cash and cash equivalents from continuing operations	13,301	13,004	40,005	(47,008)
Increase in cash and cash equivalents from discontinued operations	-	-	-	28,451
Net increase (decrease) in cash and cash equivalents	13,301	13,004	40,005	(18,557)
Cash and cash equivalents, beginning of period	139,969	92,764	113,265	124,325
Cash and cash equivalents, end of period	153,270	105,768	153,270	105,768
Supplemental cash flow information:
Interest paid	-	216	96	1,231
Income and mining taxes paid	12,670	18,897	27,741	23,564

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Notes to the Interim Consolidated Financial Statements
(Unaudited. Tabular amounts in thousands of US Dollars except where otherwise indicated)

1.	Basis of presentation:

The unaudited interim consolidated financial statements of IAMGOLD Corporation (“IAMGOLD” or “the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”), except they do not contain all the disclosures as required for annual financial statements.  They have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2007, except for the changes in accounting policies mentioned in Note 2 below.  The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2007.

2.	Changes in accounting policies:

(a)  Financial instruments—disclosures and presentation:

The Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards: Section 3862—Financial instruments – disclosures, and Section 3863—Financial instruments – presentation, which were effective for IAMGOLD on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation.

Section 3862 requires the disclosure of additional qualitative and quantitative information that enables users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  The adoption of this new accounting standard resulted in expanded disclosures contained in Note 14.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.  The adoption of this new accounting standard did not have any impact on the Company’s financial statements.

(b)  Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: Section 1535—Capital disclosures, which was effective for IAMGOLD on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  The adoption of this new accounting standard resulted in expanded information disclosed in Note 15.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

(c)	Inventories:

In June 2007, the CICA issued Section 3031 – Inventories which replaces Section 3030 – Inventories and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are:

•	Measurement at the lower of cost and net realizable value;

•	Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;

•	Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories;

•	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

This new section also provides for additional disclosure presented in Notes 7 and 11.  The adoption of this new accounting standard resulted in a reclassification of $1.3 million of capital spares from inventories to mining assets at January 1, 2008.

(a)	Reclassification of financial instruments:

On October 17, 2008, the AcSB has announced amendments to Sections 3855, Financial Instruments - Recognition and Measurement, and 3862, Financial Instruments - Disclosures.  The amendments permit reclassification of financial assets in specified circumstances.  They are being made to ensure consistency of Canadian standards with International Financial Reporting Standards (IFRS) and US standards.  They are effective for reclassifications made on or after July 1, 2008, but only for periods for which annual or interim financial statements have not been issued previously.  The amendments allow entities to move financial assets out of categories that require fair value changes to be recognized immediately in net income.  However, assets will remain subject to impairment testing and the amendments involve extensive disclosure requirements.  This new standard did not have any impact on the Company’s financial statements during the third quarter of 2008.

3.	Future Accounting Policies:

(a) Goodwill and intangible assets

In February 2008, the CICA replaced Section 3062 by Section 3064 – Goodwill and intangible assets and adopted relevant parts of International Financial Reporting Standard IAS 38 – Intangible Assets. This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Accounting for goodwill and intangible assets following a business combination remains unchanged.  Section 3064 gives guidance about internally generated intangible assets.  This section applies to fiscal years beginning on or after October 1, 2008.  The Company is assessing the impact of this new section and will adopt this standard in 2009.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

(b) International Financial Reporting Standards

In January 2006, the Accounting Standards Board (“AcSB”) adopted its strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted standards, namely, International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  In February 2008, the AcSB confirmed that IFRS must be adopted for fiscal years beginning on or after January 1, 2011.  Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

IAMGOLD launched its conversion project in June 2008.  To date, IAMGOLD has identified a team and an external resource provider, developed and delivered an initial training program, completed the diagnostic impact assessment of the accounting and business process impacts of the conversion to IFRS and prepared a preliminary conversion plan.  The team includes people at all levels of the organization from different departments such as finance, information technology, internal control, mining operations and investor relations.  The initial training program continues to be delivered to relevant employees throughout the organization.  The diagnostic impact assessment phase of the project involved the identification of the major differences between the Company’s accounting policies and IFRS including choices permitted under IFRS and preliminary implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis.  The preliminary conversion plan identifies the significant steps to conversion and the resources required.  Furthermore, the conversion plan incorporates continuous and active dialogue with the Company’s independent auditors throughout the conversion process.

The Company is currently in the process of identifying the resources to be used in the conversion project and developing a detailed implementation plan.  The detailed implementation plan will include the selection of IFRS policies and transition elections and the quantification of the impact of IFRS on the Company’s consolidated financial statements.  The Company’s objective in choosing its IFRS policies and transition elections is to not only be IFRS compliant but to provide the most meaningful and transparent information to its stakeholders.  The impact on the Company’s business processes, information technology and data systems, internal controls over financial reporting, additional training programs, and disclosure controls and procedures, including investor relations and external communications plans, will also be incorporated into the implementation plan.  The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

4.	Acquisitions:

Royalty – Doyon/Westwood:

In July 2008, the Company acquired the participation royalty for the Doyon/Westwood property for a cash consideration of $13,050,000.  The payment was accounted for as a reduction of $4,574,000 of accrued liabilities for royalty expenses incurred during the first half of 2008, and as an increase of mining assets for $8,476,000.  Mining assets will be depreciated over the reserves and resources of the Doyon mine and Westwood project.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

5.	Cash and equivalents:

	As at September 30, 2008	As at December 31, 2007
	$	$
Cash	153,270	93,215
Cash equivalents: Short-term deposits with initial maturities of less than three months	-	20,050
Cash and cash equivalents	153,270	113,265

6.	Gold Bullion:

		As at September 30, 2008	As at December 31, 2007
Ounces held	(oz)	173,704	154,954
Weighted average acquisition cost	($/oz)	404	348
Acquisition cost	(in $000s)	70,191	53,982
End of period spot price for gold	($/oz)	885	834
End of period market value	(in $000s)	153,641	129,193

7.Inventories:

	As at September 30, 2008	As at December 31, 2007
	$	$
Gold production inventory (Gold doré and Gold in process)	22,515	20,004
Niobium production inventory	9,350	7,644
Concentrate inventory	135	12
Ore stockpiles – current	11,052	20,640
Mine supplies	43,060	40,930
Inventories	86,112	89,230
Long-term ore stockpiles, included in other long-term assets	62,417	53,128
	148,529	142,358

The amount of inventories recognized as an expense during the period is disclosed in Note 11. During 2008, there was no write-down of inventories recognized as an expense.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

8.           Long-Term Debt:

	As at September 30, 2008	As at December 31, 2007
	$	$
Credit facility(a)	-	4,000
Purchase price payable-Camp Caiman(b)	4,137	3,928
Financing agreement with Hydro-Québec(c)	882	1,174
Non-participating shares(d)	800	800
Other	316	327
Total	6,135	10,229
Current portion	652	4,533
Long-term portion	5,483	5,696

(a)
The current portion of the non-revolving term loan of the credit facility totaling $4,000,000 as at December 31, 2007 was repaid in March 2008.  In the second quarter of 2008, the Company replaced the previous credit facility by signing a new $140,000,000 five-year revolving credit facility which may be used for general corporate purposes including acquisitions.  The new credit facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio. The letter of credit and standby fees also vary according to the senior debt ratio.  This credit facility is guaranteed and secured by the Company’s major subsidiaries and by a pledge of IAMGOLD’s shares in these subsidiaries.

As at September 30, 2008, the new credit facility was not drawn upon, except for $10,911,000 in letters of credit issued to guarantee certain asset retirement obligations.  In addition, the Company has agreed to keep €75.0 million (approximately $105.6 million using the currency rate at September 30, 2008) available under the credit facility to fund the acquisition of Euro Ressources S.A. (“EURO”) (Note 17).

(b)	Liability assumed relating to the balance of the purchase price for the Camp Caiman project from Asarco Incorporated, a wholly owned subsidiary of Asarco Guyane Française S.A.R.L.

(c)	Financing relating to an agreement with Hydro-Québec for the installation of a new power line at the Niobec mine site. The annual interest rate is 6.41%.

(d)	Remaining non-participating shares redeemable, assumed following the acquisition of Cambior Inc. in November 2006.

Interest expense and fee expense on long-term debt:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	$	$	$	$
Interest expense	18	230	140	1,156
Fee expense on credit facility	231	-	231	-
	249	230	371	1,156
Capitalized interests	189	29	209	86

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

9.	Share Capital:

(a)	Authorized:

Unlimited first preference shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares

Issued and outstanding common shares:

	Three months ended September 30, 2008		Nine months ended September 30, 2008
	Number of shares	Amount $	Number of shares	Amount $
Issued and outstanding at the beginning of the period	295,623,329	1,655,485	293,763,672	1,633,119
Exercise of options(b)	16,849	892	886,395	14,694
Share bonus plan(c)	5,000	27	66,149	494
Issuance of flow-through shares (net of issue costs)(h)	-	(9)	928,962	8,088
Issued and outstanding at the end of the period	295,645,178	1,656,395	295,645,178	1,656,395

(b)	Share options:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three and four years and expire no later than ten years from the grant date. As of September 30, 2008, 12,405,701 shares remain in reserve.  Options issued on the acquisition of Repadre Capital Corporation (in 2003), and Cambior Inc. (in 2006) are excluded from this reserve number.

A summary of the status of the Company’s share option plan as of September 30, 2008 and changes during the third quarter and the first nine months of 2008 are presented below.  All exercise prices are denominated in Canadian dollars. The exchange rates at September 30, 2008 and December 31, 2007 were 1.0642 and 0.9913, respectively.

	Three months ended September 30, 2008		Nine months ended September 30, 2008
	Number of options	Weighted Average Exercise Price ($C/option)	Number of options	Weighted Average Exercise Price ($C/option)
Outstanding at the beginning of the period	6,664,797	8.18	5,741,858	8.63
Granted	48,000	6.00	1,990,500	6.39
Exercised	(16,849)	5.25	(886,395)	6.89
Forfeited	(181,180)	8.83	(331,195)	9.13
Outstanding at the end of the period	6,514,768	8.16	6,514,768	8.16
Exercisable at the end of the period			2,925,737	8.33

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

The fair value of the options granted during 2008 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions.  The expected life of these options is four years and the estimated fair value will be expensed over the options’ vesting period of four years.

2008
Risk free interest rate	3%
Volatility	37%
Dividend	1%

(c)	Share bonus plan:

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. As of September 30, 2008, 441,707 shares remain in reserve.

	Three months ended September 30, 2008	Nine months ended September 30, 2008
	Number of Shares	Number of Shares
Outstanding at the beginning of the period	86,652	137,801
Granted	5,000	15,000
Issued	(5,000)	(66,149)
Outstanding at the end of the period	86,652	86,652

(d)	Deferred share plan:

Effective April 11, 2007, the Company has a deferred share plan for employees whereby a maximum of 500,000 common shares may be awarded.  The Company granted 135,000 share units on May 16, 2008 and as of September 30, 2008, no shares have been issued under this plan.

	Three months ended September 30, 2008	Nine months ended September 30, 2008
	Number of Shares	Number of Shares
Outstanding at the beginning of the period	135,000	-
Granted	-	135,000
Issued	-	-
Forfeited	(4,000)	(4,000)
Outstanding at the end of the period	131,000	131,000

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

(b)	Stock-based compensation:

The Company expenses, over the vesting period, the fair value of all stock-based compensation granted.

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	$	$	$	$
Share options(b)	522	523	1,313	1,957
Share bonus plan(c)	46	242	140	603
Deferred share plan(d)	89	-	142	-
	657	765	1,595	2,560

(c)	Warrants:

On the acquisition of Cambior Inc., 20,000,000 warrants were issued, exercisable for 8,400,000 shares at a price of C$8.93 each.  On August 12, 2008, the remaining outstanding 19,991,000 warrants, exercisable for 8,396,220 shares, expired without being exercised.  The carrying value of warrants was transferred to contributed surplus.

(d)	Earnings per share:

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic earnings (loss) per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Numerator:
Net earnings (loss) ($000’s)	18,849	19,527	86,493	(50,558)
Denominator:
Weighted average common shares outstanding	295,636,986	293,403,801	295,356,102	293,083,091
Basic earnings (loss) per share	0.06	0.07	0.29	(0.17)

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Diluted earnings (loss) per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Numerator:
Net earnings (loss) ($000’s)	18,849	19,527	86,493	(50,558)
Denominator:
Weighted average common shares outstanding	295,636,986	293,403,801	295,356,102	293,083,091
Dilutive effect of employee share options	138,088	635,703	207,695	-
Diluted weighted average common shares outstanding	295,775,074	294,039,504	295,563,797	293,083,091
Diluted earnings (loss) per share	0.06	0.07	0.29	(0.17)

Equity instruments excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
(Number of options and warrants)
Share options	5,902,924	3,955,893	5,902,924	6,102,526
Warrants	-	8,396,640	-	8,396,640
	5,902,924	12,352,533	5,902,924	14,499,166

(h)  Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation.  In March 2008, the company issued 928,962 flow-through common shares for C$8,500,000 specifically relating to the Westwood project.  These proceeds were spent in the first nine months of 2008 in accordance with the applicable Canadian Income Tax Legislation which allows for expenditures to be incurred within 12 months.  The Company will record a future tax liability and reduce shareholders' equity by approximately $1.2 million, on the date of filing, with tax authorities, documents to renounce tax credits associated with these expenditures.  The renouncement is expected to be made no later than February 2009, in accordance with tax legislation.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

10.                  Accumulated Other Comprehensive Income (Loss):

	Cumulative translation adjustment	Unrealized gain (loss) on marketable securities	Income tax impact	Accumulated other comprehensive income (loss)
	$	$	$	$
Balance at December 31, 2007	25,047	(909)	81	24,219
Changes in the first quarter of 2008	(8,222)	(527)	112	(8,637)
Balance at March 31, 2008	16,825	(1,436)	193	15,582
Changes in the second quarter of 2008	1,229	161	18	1,408
Balance at June 30, 2008	18,054	(1,275)	211	16,990
Changes in the third quarter of 2008	(7,049)	(3,560)	440	(10,169)
Balance at September 30, 2008	11,005	(4,835)	651	6,821

11.
Mining Costs:

Mining costs, excluding depreciation, depletion and amortization, include mine production, transport and refinery costs, royalty expenses, applicable general and administrative costs, movement in inventories and ore stockpiles, accretion expenses and ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping costs and deferred development.  Ongoing termination costs are included, however, employee termination costs associated with major restructuring and mine closures are excluded.  These costs, analyzed by nature, consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	$	$	$	$
Operating mining costs	108,026	97,926	311,026	280,028
Royalties	12,721	9,835	41,775	27,585
Accretion expense	1,498	1,037	3,908	3,591
Inventories movement	1,166	(2,972)	(5,015)	1,104
Mining costs, excluding depreciation, depletion and amortization	123,411	105,826	351,694	312,308

12.	Impairment Charges:

A write-down of $4,566,000 was accounted for in the third quarter of 2008 in relation with capitalized exploration expenditures.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

13.                   Commitment and Contingencies:

(a)	Gold sales commitments:

As of September 30, 2008, the remaining outstanding forward sales contracts of Mupane acquired as part of the acquisition of Gallery Gold Limited (“GGL”) were as follows:

Year	Forward Sales (oz)	Average Forward Price ($/oz)	Liability $
2008	19,444	402	4,593
2009	43,888	407	10,472
Total	63,332	405	15,065

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the first nine months of 2008, the required 58,332 ounces of gold were delivered under the forward sales contracts (58,332 ounces in the first nine months of 2007).

	As at September 30, 2008		As at December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts (Mupane)	(15,065)	(30,640)	(28,346)	(53,720)

(b)	Non-hedge derivative loss (gain):

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	$	$	$	$
Change in the fair value of the non-hedge derivative instruments	-	1,076	-	2,048
Loss (gain) resulting from the change in fair value of embedded derivatives	1,221	(2,312)	(54)	(2,800)
Unrealized loss (gain) from the change in fair values of warrants included in marketable securities	(67)	-	227	-
Non-hedge derivative loss (gain)	1,154	(1,236)	173	(752)

(c)	Claims:

In October 2007 an audit claim for the years 2005 and 2006 was received from the Department of Taxation in Mali for the Sadiola and Yatela mines. The Company has recorded a provision regarding the audit claim but has not recorded a provision for potential claims for differences arising from these claims.

The Company believes that the carrying amount of items owing from the Government of Mali related to VAT and fuel tax receivable are recoverable and no additional provisions are considered necessary.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business.  The Company is also subject to the possibility of new income and mining tax assessments for some years.  The Company does not believe that unfavorable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition.  No amounts have been accrued in the financial statements.

(d)	Camp Caiman Project:

Camp Caiman is a development project located about 45 kilometers southeast of Cayenne, the capital city of French Guiana.  In January 2008, the formal application to begin construction of the Camp Caiman project was refused by the French Government.  The Company developed a conceptual plan for the project, entitled Project Harmonie, which was designed to address concerns about the proximity of milling and processing facilities to the Kaw Mountain Reserve.  The Government of France is creating a new mining framework to allow for responsible mining that is respectful of the bio-diversity of French Guiana.  The new framework is expected to be completed by the end of 2008.  The Company has continued to work with the French mining and environmental administration as well as key stakeholders in French Guiana to explain the benefits of Project Harmonie and to develop cooperative working relationships.

Until the mining framework is completed and the new fiscal and regulatory requirements are assessed, the Company is not able to confirm the economic feasibility of Project Harmonie or the likelihood that a new application for a mining permit would be granted.

In order to protect the interests of the Company’s shareholders for damages incurred to date, the appropriate legal claims have been filed.

If the Company is unable to reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  The Company will continue to monitor the situation.

(e)	Quimsacocha Project in Ecuador:

In Ecuador, a mandate passed by the Constituent Assembly in April 2008 resulted in a moratorium on mining activities in the country for 180 days pending the completion of new mining legislation.  The Ecuador’s constitutional referendum which includes the mandate to form a new policy for mining development was held on September 28, 2008.  The results show strong support with 63.9% in favour of the new constitution.  The new constitution legally took effect on October 20, 2008.  In the second and third quarters of 2008, the government of Ecuador has advanced the process of revising the Mining Law of Ecuador by conducting an extensive review of the policy recommendations made by the Constitutional assembly and through dialogue with international mining experts.  A mining committee consisting of senior officials of the Mining Ministry and representatives of IAMGOLD and the other large mining companies active in Ecuador, has conducted regular and constructive discussions regarding technical, fiscal and environmental aspects of the new Mining Law.  The President has, throughout this period, consistently maintained his commitment to develop a Mining Policy that allows for and promotes responsible large scale mining that provides an equitable sharing of benefits between all stakeholders.  A draft Mining Law was published by the Ministry of Mines in September, which is subject to final review by the President before being submitted for legislative approval.

The Company is ready to resume exploration drilling at Quimsacocha following the approval of the new Mining Law when drilling permits become available.  The government of Ecuador has stated its intention to complete the approval of the new Mining Law by the end of 2008.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

If the Company is unable to reach an agreement with the government of Ecuador on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  The Company will continue to monitor the situation.

(f)  La Arena:

In May 2008, IAMGOLD announced that it has entered into an agreement with Rio Alto Mining Limited (“Rio Alto”) for the sale of its Peruvian development gold-copper La Arena project, for consideration of $47.6 million in cash and a 5.5% equity interest in Rio Alto.  Rio Alto is required to obtain funding to complete the transaction and in light of information, IAMGOLD and Rio Alto’s financial advisors continue to consider alternative financial structures to conclude the transaction.

14.	Financial Instruments:

 The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

	As at September 30, 2008		As at December 31, 2007
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	153,270	153,270	113,265	113,265
Restricted cash(1)	8,002	8,002	1,790	1,790
Receivables and other current assets, excluding gold receivable(2)	65,810	65,810	61,773	61,773
Marketable securities(3)	5,787	5,787	2,974	2,974
Gold receivable(4)	-	-	15,448	15,404
Financial Liabilities
Accounts payable and accrued liabilities(2)	136,048	136,048	127,672	127,672
Long-term debt (5)	6,135	6,135	10,229	10,229
Gold forwards (Note 13)(6)	15,065	30,640	28,346	53,720

(1)
Cash and cash equivalents, and restricted cash are designated as held-for-trading and are recorded at market value, which approximated fair value due to the short maturity period.  The related interest income totaled $453,000 during the third quarter of 2008 compared to $766,000 during the third quarter of 2007 ($1,553,000 during the first nine months of 2008 compared to $2,333,000 during the first nine months of 2007).

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

(2)	Receivables and other current assets, excluding the gold receivable, and accounts payable and accrued liabilities are recorded at amortized cost. The fair value is equivalent to the carrying amount given the short maturity period. Interest income and expense are recorded in the statement of earnings and do not represent important amounts. Receivables also include an embedded derivative which is marked-to-market based on the market value of the other party’s share price. At September 30, 2008, the fair value of this embedded derivative was $33,000, and a non-hedge derivative loss of $232,000 was accounted for during the third quarter of 2008.

(3)
Marketable securities, excluding warrants included therein, are classified as available-for-sale and are recorded at fair value.  The unrealized gain or loss related to changes in market value, based on the last quoted market price, is accounted for in other comprehensive income (OCI) until the marketable securities are either sold or permanently impaired.  When marketable securities are sold or permanently impaired, the accumulated unrealized gain or loss recorded within OCI is recycled and the gain or loss on disposal is recorded in the consolidated statement of earnings.  During the first nine months of 2008, there have been no disposals or permanent impairments of marketable securities.  During the third quarter of 2008, an unrealized loss of $3,560,000 was recorded in OCI ($3,926,000 during the first nine months of 2008).  The cumulative amount totaled $4,835,000.

The Company also has share purchase warrants which are included in marketable securities (included in long-term assets) for financial statement purposes.  These warrants are considered held-for-trading and are measured at fair value using the Black-Scholes pricing model.  The unrealized gain or loss related to changes in fair value is reported under “non-hedge derivative gain or loss” in the consolidated statement of earnings.  An unrealized gain of $67,000 was recorded during the third quarter of 2008 (unrealized loss of $227,000 during the first nine months of 2008).

(4)
The gold receivable, which was completely settled at the end of September 2008, was accounted for as an interest bearing receivable with interest recorded in investment income in the consolidated statement of earnings, which totaled $77,000 during the third quarter of 2008 compared to $325,000 during the third quarter of 2007 ($476,000 during the first nine months of 2008 compared to $950,000 during the first nine months of 2007).  The embedded derivative was marked-to-market based on the change in gold price between the inception date of the contract and the end of the period with the change charged to earnings under “non-hedge derivative gain or loss” which resulted in a loss of $989,000 during the third quarter of 2008 compared to a gain of $2,312,000 during the third quarter of 2007 (gain of $286,000 during the first nine months of 2008 compared to $2,800,000 during the first nine months of 2007).

(5)
The long-term debt is recorded at amortized cost.  Since most of the long-term debt is variable rate debt, the fair value of the Company’s long-term debt is equivalent to the carrying amount.  Fair value is estimated using discounted cash flow analysis based on the Company’s current borrowing rate for similar borrowing arrangements.  Interest is either expensed or capitalized according to the project the debt is related to (Note 8).

(6)
The gold forward contracts related to the Mupane mine are considered normal purchase and sales contracts.  They were recorded at fair value on the date of acquisition of Gallery Gold Limited (GGL).  On delivery of gold into the forward contracts, the related liability is amortized and recorded in gold revenue.  The Company obtains a valuation for the fair value of the gold forward contracts from counterparties of its portfolio of gold forward contracts.  This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Risks:

The Company is subject to various financial risks that could have a significant impact on profitability.  Recent financial market conditions impacted interest rates, gold prices and currency rates.  At the date of this MD&A, the Company’s financial position remains strong and was not materially impacted by recent market conditions.

The Company is exposed to various credit, market and liquidity risks associated with its financial instruments, and manages those risks as follows:

Credit risk:

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Credit risk is associated with cash and cash equivalents, restricted cash, and receivables.  The credit risk is limited to the carrying amount of these items on the balance sheet.

The Company holds cash and cash equivalents, and restricted cash in highly credit rated financial institutions and does not hold any asset-backed commercial paper.

Receivables and other current assets are summarized as follows:

	As at September 30, 2008	As at December 31, 2007
	$	$
Gold trade receivable	11,165	14,708
Settlement receivables from sales of niobium	18,509	10,189
Receivables from government related to taxes, mineral rights and exploration tax credit	22,858	22,135
Gold receivable	-	15,448
Royalty receivable	2,158	3,837
Other receivable and prepaid expenses	11,120	10,904
	65,810	77,221

The credit risk related to gold trade receivable is considered low as the gold is sold to major banks which are considered credit worthy.  The gold trade receivables are usually settled in the following month, thus further reducing the potential for credit risk.

The credit risk on settlement receivables from sales of niobium is related to the possibility that buyers of niobium may have difficulties in meeting their obligations and thus impacting the Company’s ability to collect amounts outstanding.  At September 30, 2008, settlement receivables from sales of niobium were mainly outstanding for less than 30 days in a proportion of 74%.  In order to minimize such risks related to receivables from sales of niobium, analyses of credit exposures and credit limits are performed for each client on a regular basis.  Clients are located in different geographic locations such as United States, Europe, China, Japan, Saudi Arabia, Korea, and Australia.  The Company does not hold any security nor any other credit enhancements in relation to these receivables.  As at September 30, 2008, there were no impaired settlement receivables and there was no amount that would otherwise be past due or impaired whose terms have been renegotiated.

The credit risk related to receivables from government related to taxes, mineral rights and exploration tax credit, included in receivables, is dependent on the completion of certain government audits.  To the extent that the Company is subject to additional claims based on these, the full balance recorded may not be ultimately realized.  Management currently does not expect the amount to be ultimately realized to be materially different from that currently recorded.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Market risk:

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Currency risk:

Metal sales are mainly transacted in US dollars.  Movement of the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian operations and corporate office cost base.  Other international operations have exposure to other currencies but a significant portion of each international operation’s cost base is denominated in US dollars.  To the extent that this proportion changes, and to mitigate such risks, the Company may enter into foreign exchange contracts to fix the exchange rate.  As at September 30, 2008, no foreign exchange contracts were entered into or were outstanding.

The impact of changes of other currencies compared to the US dollar, associated with financial instruments, would mainly be related to accounts in the Company’s Canadian operations, which functional currency is the Canadian dollar, such as cash and cash equivalents, receivables, marketable securities, and accounts payable.  The revaluation of foreign denominated balances to Euro or Canadian dollar is accounted for in the statement of earnings and presents increased risk as the Euro and Canadian dollar and other currency rates fluctuate in relation to the US dollar.  As the Canadian mines are considered self-sustaining foreign operations, the foreign exchange impact of translating their financial statement balances to US dollars is accounted for in accumulated other comprehensive income, as a cumulative translation adjustment, which shelters the operations from having this impact the consolidated statement of earnings.

As at September 30, 2008, with other variables unchanged, a $0.01 change of the Canadian dollar against the US dollar would have no significant effect on net earnings and in other comprehensive income resulting from the use of financial instruments.

Interest rate risk:

The Company is exposed to interest rate risk on its cash and cash equivalents and outstanding long-term debt.  Interest on cash and cash equivalents is based on market interest rates.  The new credit facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio. The letter of credit and standby fees also vary according to the senior debt ratio.  A change in the long-term debt interest rates would have an impact on net earnings and/or capitalized costs according to the project the debt is related to.  The Company does not take any particular measures to protect itself against fluctuations in interest rates.  Other long-term debts are subject to interest rates which are closed to the market interest rates.

If interest rates at September 30, 2008 had been 10 basis points lower or higher with all other variables held constant, the impact on after-tax net earnings would not have been material for the third quarter of 2008.  To the extent that the new credit facility is utilized, future sensitivities may be material.

Share market price risk:

Exposure to market risk is also related to the fluctuation in the market price of marketable securities.  IAMGOLD held ownership of these marketable securities following the settlement of specific transactions (e.g. disposal of a project in exchange of the counterparty’s capital share) or as a strategic investment.  These investments relate to mining companies which are part of a volatile market.  The Company reviews the value of marketable securities for impairment based on both quantitative and qualitative criteria.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

At September 30, 2008, following a change of 2% in the market value of marketable securities and warrants, with all other variables held constant, the unrealized loss related to changes in market value, net of income taxes, included in other comprehensive income would have been impacted by $79,000, and net earnings by $3,000.

Gold market price risk:

Gold forward contracts:

The Company usually does not take any particular measures to protect itself against fluctuations in the commodities market.  However, following the acquisition of GGL (Mupane), the Company assumed existing gold forward commitments.  The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  The market risk related to the fluctuation in the price of gold has an impact on the fair value of the gold forward contracts.

As at September 30, 2008, the valuation of the gold forward contracts was based on a gold price of $885 per ounce, and following the assumption of an increase and a decrease of $100 per ounce, would have been as follows:

	September 30, 2008 $885/oz		Increase of $100/oz at $985/oz		Decrease of $100/oz at $785/oz
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$	$	$
Gold forward sales	(15,065)	(30,640)	(15,065)	(36,955)	(15,065)	(24,331)

Liquidity risk:

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

As at September 30, 2008, the Company’s cash and cash equivalents, and bullion position totaled $306,911,000, with bullion valued at the period end market price, coupled with the new credit facility following the agreement signed with a bank syndicate in the second quarter of 2008, provide the Company with access to a high level of additional liquidity and capital resources.  Liquidity risk of the Company not meeting its current obligations is low.  Refer to Note 15, Capital disclosures, describing the Company’s objectives when managing capital and related risks.

The Company has a treasury policy to assist in managing the liquidity risk which requires:

•	Investment only in liquid instruments by preserving capital, maintaining required liquidity, and realizing a competitive rate of return while considering an appropriate and tolerable level of risk.

•	Investment in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management.

•	Monitoring cash balances within each operating entity.

•	Perform short to medium term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information.

•	Consider the need for expanding treasury activity if and when appropriate (including but not limited to hedging and derivatives).

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

•	Establish limits for significant investees and/or counterparties (e.g. for cash investments) and review limits periodically.

In the second quarter of 2008, the Company announced that it had obtained a $140,000,000 five-year revolving credit facility which may be used for general corporate purposes including acquisitions (Note 8).   As at September 30, 2008, the Company had letters of credit under the new credit facility totaling $10,911,000 issued to guarantee certain asset retirement obligations. In addition, an amount of €75.0 million (approximately $105.6 million using the currency rate at September 30, 2008) has been committed under the credit facility to fund the acquisition of Euro Ressources S.A. (“EURO”) (Note 17).

At September 30, 2008, the carrying value of interest bearing long-term debt was $6,135,000.  The maturity of long-term debt including interest was as follows:

$
2008	776
2009	824
2010	4,613
2011	55
2012	27
2013	21
Total	6,316

Liquidity risk is also related to the Company’s ability to produce and sell gold to respond to its gold forward commitments assumed following the acquisition of GGL in 2006.  Should the mine not be able to produce enough gold, the Company would have to buy gold on the market to meet its gold forward commitments.  Operational risks such as mineral reserves and extraction, safety and other hazards, energy, labor and strikes, communities, environmental hazard, political risk, and legislation may have an impact on the ability to produce and deliver gold into the contracts.  The Company determined that it has the ability to deliver into the forward contracts based on budgeted production and its intentions are to deliver according to the committed forward contracts.  The maturity analysis is presented in Note 13(a).

15.	Capital Disclosures:

IAMGOLD’s objectives when managing capital are:

•	to ensure the Company has sufficient financial capacity to support its operations, current mine development plans and the long-term growth strategy,

•	to provide a superior return to shareholders and benefits for other stakeholders, and

•	to protect shareholder value while appropriately balancing activity within treasury conditions (both risks and opportunities) and identify exposure with respect to markets and risk fluctuations.

The capital of the Company consists of the items included in shareholders’ equity and long-term debt, net of cash and cash equivalents.

	As at September 30, 2008	As at December 31, 2007
	$	$
Cash and cash equivalents	153,270	113,265
Long-term debt	6,135	10,229
Common shares	1,656,395	1,633,119

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion due to factors that are beyond the Company’s control, including the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold prices, the mining industry, economic conditions and the associated risks.  In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt, repay existing debt, or sell gold bullion.

The Company complied with its credit facility covenants.  There were no changes in the Company’s approach to capital management during the quarter.

During the first quarter of 2008, the Company adjusted its capital structure by issuing flow-through shares for C$8,500,000 to finance exploration and development expenditures at the Westwood project.  These proceeds were spent in the first nine months of 2008 in accordance with the applicable Canadian Income Tax Legislation which allows for expenditures to be incurred within 12 months.  During the second and third quarters of 2008, the Company issued shares following the exercise of options.

In addition, during the second quarter of 2008, the Company replaced the previous credit facility by signing a new $140,000,000 five-year revolving credit facility which will provide additional flexibility in meeting its goals.  This new credit facility is guaranteed and secured by the Company’s major subsidiaries and secured by a pledge of IAMGOLD’s shares in these subsidiaries.  This new credit facility is in line with the Company’s objectives in managing capital.

16.           Segmented Information:

The Company’s gold mine segment is divided into geographic segments, as follows:

Suriname:                      Rosebel mine
Canada:                         Doyon division, Sleeping Giant mine, and Westwood project
Botswana:                    Mupane mine
Mali:                      Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:                   Working interests in Tarkwa and Damang (18.9%)

The Company’s segments also include non-gold activities (Niobec mine located in Canada), Exploration and development, and Corporate which also includes royalty interests located in Canada.

During the second quarter of 2008, the Company reclassified royalty interests from non-gold activities to Corporate to better align its reporting segments.  Comparative figures have been reclassified to conform to the revised segments.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Third quarter ended September 30, 2008

	Gold Mines
(in $000’s)	Suriname	Canada	Botswana	Mali	Ghana	Total
Revenues	75,318	45,755	19,563	48,693	-	189,329
Depreciation, depletion and amortization	11,706	12,129	3,071	5,052	-	31,958
Earnings from working interests	-	-	-	-	2,485	2,485
Exploration expense	1,372	1,335	-	397	-	3,104
Income and mining taxes	8,709	423	-	6,981	-	16,113
Net earnings	7,300	8,181	4,391	9,727	2,485	32,084
Expenditure for mining assets and capitalized exploration and development	24,949	15,452	2,324	1,342	-	44,067

Third quarter ended September 30, 2008

(in $000’s)	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Revenues	189,329	35,469	-	2,129	226,927
Depreciation, depletion and amortization	31,958	7,100	317	1,316	40,691
Earnings from working interests	2,485	-	-	-	2,485
Exploration expenses	3,104	-	4,788	513	8,405
Impairment charges	-	-	4,566	-	4,566
Interest expense			8	58	66
Other income	-	-	(655)	1,102	447
Income and mining taxes (recovery)	16,113	3,531	(814)	2,246	21,076
Net earnings (loss)	32,084	10,219	(5,742)	(17,712)	18,849
Expenditure for mining assets and capitalized exploration and development	44,067	7,319	2,260	-	53,646

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Third quarter ended September 30, 2007

	Gold Mines
(in $000’s)	Suriname	Canada	Botswana	Mali	Ghana	Total
Revenues	49,105	30,265	15,668	45,639	-	140,677
Depreciation, depletion and amortization	8,393	4,779	4,160	2,861	-	20,193
Earnings from working interests	-	-	-	-	4,923	4,923
Exploration expense	380	321	64	525	-	1,290
Income and mining taxes	2,462	455	1,736	7,618	-	12,271
Net earnings (loss)	3,133	1,831	(4,139)	14,072	4,923	19,820
Expenditure for mining assets and capitalized exploration and development	9,638	3,140	325	3,828	-	16,931

Third quarter ended September 30, 2007

(in $000’s)	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Revenues	140,677	26,457	-	3,087	170,221
Depreciation, depletion and amortization	20,193	5,097	-	1,754	27,044
Earnings from working interests	4,923	-	-	-	4,923
Exploration expenses	1,290	-	3,144	280	4,714
Interest expense	-	22	-	208	230
Other income	-	-	181	1,884	2,065
Income and mining taxes (recovery)	12,271	487	(327)	(636)	11,795
Net earnings (loss)	19,820	7,763	(2,508)	(5,548)	19,527
Expenditure for mining assets and capitalized exploration and development	16,931	5,040	3,371	-	25,342

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Nine months ended September 30, 2008

	Gold Mines
(in $000’s)	Suriname	Canada	Botswana	Mali	Ghana	Total
Revenues	210,024	137,932	46,726	152,372	-	547,054
Depreciation, depletion and amortization	31,113	43,275	10,966	17,076	-	102,430
Earnings from working interests	-	-	-	-	22,566	22,566
Exploration expense	3,620	4,454	13	1,536	-	9,623
Other income	4,420	50	-	-	-	4,470
Income and mining taxes (recovery)	26,089	(556)	-	22,374	-	47,907
Net earnings	32,276	13,636	7,739	35,419	22,566	111,636
Expenditure for mining assets and capitalized exploration and development	62,346	22,715	3,629	6,698	-	95,388

At September 30, 2008:
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	394,701	201,764	41,653	57,363	135,044	830,525
Total assets	590,463	325,712	71,373	188,090	194,204	1,369,842

Nine months ended September 30, 2008

(in $000’s)	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Revenues	547,054	106,565	-	6,358	659,977
Depreciation, depletion and amortization	102,430	21,299	767	4,087	128,583
Earnings from working interests	22,566	-	-	-	22,566
Exploration expenses	9,623	-	13,498	1,244	24,365
Impairment charges	-	-	4,566	-	4,566
Interest expense	-	-	14	199	213
Other income (expense)	4,470	-	(1,751)	6,072	8,791
Income and mining taxes (recovery)	47,907	5,665	(1,619)	9,651	61,604
Net earnings (loss)	111,636	29,124	(16,590)	(37,677)	86,493
Expenditure for mining assets and capitalized exploration and development	95,388	15,639	7,599	-	118,626

At September 30, 2008:
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	830,525	324,745	211,850	36,139	1,403,259
Total assets	1,369,842	361,802	278,708	244,673	2,255,025

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

Nine months ended September 30, 2007

	Gold Mines
(in $000’s)	Suriname	Canada	Botswana	Mali	Ghana	Total
Revenues	127,361	94,163	41,732	135,810	-	399,066
Depreciation, depletion and amortization	21,397	14,496	16,419	8,474	-	60,786
Earnings from working interests	-	-	-	-	17,520	17,520
Exploration expense	1,473	746	504	595	-	3,318
Impairment charge	-	-	93,725	-	-	93,725
Income and mining taxes (recovery)	3,455	52	1,736	23,159	-	28,402
Net earnings (loss)	7,320	9,882	(109,931)	40,113	17,520	(35,096)
Expenditure for mining assets and capitalized exploration and development	19,828	13,339	898	13,998	-	48,063

Nine months ended September 30, 2007

(in $000’s)	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Revenues	399,066	77,606	-	7,213	483,885
Depreciation, depletion and amortization	60,786	14,573	-	4,159	79,518
Earnings from working interests	17,520	-	-	-	17,520
Exploration expenses	3,318	-	11,861	3,527	18,706
Impairment charge	93,725	-	-	-	93,725
Interest expense	-	59	-	1,097	1,156
Other income	-	-	189	3,360	3,549
Income and mining taxes (recovery)	28,402	1,724	(1,014)	(3,920)	25,192
Net earnings (loss)	(35,096)	15,214	(10,482)	(20,194)	(50,558)
Expenditure for mining assets and capitalized exploration and development	48,063	13,191	18,280	-	79,534

As at December 31, 2007

	Gold Mines
(in $000’s)	Suriname	Canada	Botswana	Mali	Ghana	Total
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	360,189	217,316	41,424	65,737	112,478	797,144
Total assets	553,506	346,814	64,836	175,789	171,638	1,312,583

As at December 31, 2007

(in $000’s)	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	797,144	338,911	225,473	50,322	1,411,850
Total assets	1,312,583	363,183	303,032	216,814	2,195,612

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)

17.           Subsequent events:

Offer for Euro Ressources S.A.:

On August 29, 2008, IAMGOLD announced it has filed a draft tender offer in France that will provide for an all cash offer of €1.20 per share (approximately $1.69 per share using the currency rate at September 30, 2008) to acquire all of the outstanding shares of Euro Ressources S.A. (“EURO”).  EURO currently has a participation right royalty on production from IAMGOLD’s Rosebel gold mine.  The offer is for all outstanding EURO shares and for any shares issuable upon the exercise of options.  The offer opened on October 6, 2008 and will close on November 21, 2008.  IAMGOLD intends to fund the offer through its existing cash reserves or its credit facility.  In addition, the Company has agreed to keep €75.0 million (approximately $105.6 million using the currency rate at September 30, 2008) available under the credit facility to fund the acquisition of EURO.

Agreement to sell the Sleeping Giant Mine:

On October 9, 2007, IAMGOLD announced that an option agreement has been signed with Cadiscor Resources Inc. (“Cadiscor”) granting them the right to purchase the Sleeping Giant mine after the completion of mining and processing for total consideration of up to C$7,000,000.  As part of the agreement with Cadiscor, IAMGOLD continued to mine and process reserves at Sleeping Giant until the end of its current reserve life, which occurred at the end of October 2008, at which time, Cadiscor purchased the property and all the related infrastructure assets.

As a result of IAMGOLD’s aggressive cost reduction and production initiatives, the Company accelerated the timetable for the sale of Sleeping Giant mine from the previously agreed upon date of April 1, 2009 to October 31, 2008.  The Company also amended the terms of the sale to reflect capital market conditions.  Under the original agreement, Cadiscor was to pay IAMGOLD C$5,000,000 in cash or shares of Cadiscor on closing, however, under the amended agreement, Cadiscor paid IAMGOLD on October 31, 2008, C$1,500,000 in shares and a three year C$3,500,000 convertible debenture.  In December 2007, the Company received C$300,000 in cash, 600,000 common shares and 1,000,000 common share purchase warrants.  Conditions related to these warrants have also been amended.  Each of these warrants now entitles IAMGOLD to purchase one common share of Cadiscor at a price of C$0.70 instead of C$1.00, until December 31, 2010 instead of April 1, 2009.  IAMGOLD will also receive C$1,000,000 in cash or Cadiscor common share equivalent after 300,000 tonnes of ore from any source are processed through the mill, and will retain a net smelter return royalty on future production from Sleeping Giant.

18.           Comparative figures:

Certain figures for the previous periods have been reclassified to conform to the current period’s financial statement presentation.

IAMGOLD CORPORATION - INTERIM REPORT -   SEPTEMBER 30, 2008 (UNAUDITED)